Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 36
DATED AUGUST 16, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 36 to you in order to supplement our prospectus and its supplements. This supplement, dated August 16, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments," and "Plan of Distribution" sections of our prospectus. This Supplement No. 36 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 35, dated August 1, 2002 (which superceded Supplement No. 34 dated July 25, 2002, Supplement No. 33 dated July 17, 2002, Supplement No. 32 dated July 9, 2002, Supplement No. 31 dated June 18, 2002, Supplement No. 30 dated May 30, 2002, Supplement No. 29 dated May 21, 2002, Supplement No. 28 dated May 1, 2002 (which superseded Supplement No. 27 dated April 29, 2002, Supplement No. 26 dated April 17, 2002, Supplement No. 25 dated April 4, 2002, Supplement No. 24 dated March 11, 2002, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the property we have acquired since August 1, 2002, the date of our last supplement. We purchased this property from an unaffiliated third party. We purchased this property with our own funds. However, we expect to place financing on the property at a later date.
		Year	Date	Approx. Acquisition Costs, including expenses	Encumbrance	Gross Leasable Area	Physical Occupancy as of 6/30/02	No. of
Property	Type	Built	Acquired	($) *	($)	(Sq. Ft.)	(%)	Tenants	Major Tenants

Sexton Commons Phase I Phase II US Highway 401 and Purfoy Road Fuquay Varina, NC	NC	2001 2002	08/07/02	$8,000,000	--	44,840 4,200	92 -	4 -	Harris Teeter

Wakefield Crossing Wakefield Pines Drive and New Falls of Neuse Road Raleigh, NC	NC	2001	08/08/02	$10,750,000	--	75,929	85	16	Food Lion

Eckerd Drug Stores US 29 and Blackstock Rd Spartanburg, SC	SU	2002	08/08/02	2,721,000	--	10,908	--	--	--

		Year	Date	Approx. Acquisition Costs, including expenses	Encumbrance	Gross Leasable Area	Physical Occupancy as of 6/30/02	No. of
Property	Type	Built	Acquired	($)	($)	(Sq. Ft.)	(%)	Tenants	Major Tenants

Forestdale Plaza West Main Street and Ragsdale Road Jamestown, NC	NC	2001	08/13/02	6,637,835	--	53,239	85	9	Food Lion

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

SU Single User Retail Property

In evaluating the property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at each shopping center are comparable to market rates. We believe that the property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. Each property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire the property.

We do not intend to make significant repairs and improvements to the property over the next few years. If we were to make any repairs or improvements to any property, the tenants of the respective property would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 14, 2002, we had sold 49,881,691 shares in our second offering resulting in gross proceeds of $498,817,606. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 14, 2002, we had incurred $42,620,436 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $454,063,860 of net proceeds from the sale of those 49,881,691 shares. Our third offering began June 7, 2002. As of August 14, 2002, we had sold 11,079,364 shares in our third offering, resulting in gross proceeds of $96,994,820. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 14, 2002, we had incurred $7,930,554 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $89,064,266 of net proceeds from the sale of those 11,079,364 shares. An additional 1,873,496 shares have been sold pursuant to our Distribution Reinvestment Program as of August 14, 2002, for which we have received additional net proceeds of $17,798,208. As of August 14, 2002, we had repurchased 288,193 shares through our Share Repurchase Program resulting in disbursements totaling $2,669,032. As a result, our net offering proceeds from all offerings total approximately $585,672,547 as of August 14, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2002, we have incurred and paid property management fees of $1,944,328. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2002, we had incurred and paid $1,847,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,390,000 are included in the purchase prices we have paid for all our properties purchased through August 14, 2002. As of August 14, 2002, we had invested approximately $456,350,000 in properties that we purchased for an aggregate purchase price of approximately $1,022,600,000, and we had invested approximately $2,475,000 in a note receivable from the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of August 14, 2002, we had net offering proceeds of approximately $70,000,000 available for investment in additional properties. As of August 14, 2002, we have committed to the acquisition of an additional $210,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.